SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERION SOLUTIONS CORPORATION
(Name of subject company (Issuer))
ORACLE CORPORATION
HOTROD ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	44914M104
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,284,098,267	$100,822

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of Hyperion Solutions Corporation at a purchase price equal to $52.00 per share and 59,178,935 shares issued and outstanding, outstanding options with respect to 6,976,971 shares (with a weighted average exercise price of $26.67) and outstanding restricted share units with respect to 578,211 shares, in each case as of February 27, 2007, as represented by Hyperion Solutions Corporation.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Oracle Corporation, a Delaware corporation (“Oracle”), and Hotrod Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Oracle (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share and the associated preferred stock purchase rights (together, the “Shares”), of Hyperion Solutions Corporation, a Delaware corporation (the “Company”), at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 9, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on March 9, 2007 in The New York Times.
(a)(5)	Press Release issued by Oracle on March 1, 2007 (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated February 28, 2007, among Oracle, the Purchaser and the Company (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(d)(2)	Form of Tender and Support Agreement, dated February 28, 2007, among Oracle, the Purchaser and each shareholder party thereto (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(d)(3)	Confidentiality Agreement, dated January 2, 2007, between Oracle and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders of Hyperion Solutions Corporation.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007

HOTROD ACQUISITION CORPORATION

By:	/s/ Daniel Cooperman
Daniel Cooperman
President and Chief Executive Officer

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and
Secretary

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated March 9, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on March 9, 2007 in The New York Times.
(a)(5)	Press Release issued by Oracle on March 1, 2007 (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated February 28, 2007, among Oracle, the Purchaser and the Company (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(d)(2)	Form of Tender and Support Agreement, dated February 28, 2007, among Oracle, the Purchaser and each shareholder party thereto (incorporated by reference to the Form 8-K filed by Oracle on March 6, 2007).
(d)(3)	Confidentiality Agreement, dated January 2, 2007, between Oracle and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders of Hyperion Solutions Corporation.